SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)1

SPHERE 3D CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L308

(CUSIP number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 7 pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.0%
14.	TYPE OF REPORTING PERSON
PN

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.0%
14.	TYPE OF REPORTING PERSON
OO

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
FBC Holdings S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.0%
14.	TYPE OF REPORTING PERSON
CO

CUSIP No. 84841L308

1.	NAMES OF REPORTING PERSONS
Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
145,301
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
145,301

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,301
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.0%
14.	TYPE OF REPORTING PERSON
IN

This constitutes Amendment No. 21 (“Amendment No. 21”) to the Schedule 13D relating to the Common Shares of Sphere 3D Corporation (the “Issuer”) filed with the SEC on December 11, 2014 as subsequently amended by Amendment No. 1 filed on August 4, 2015, Amendment No. 2 filed on January 4, 2016, Amendment No. 3 filed on April 28, 2016, Amendment No. 4 filed on September 27, 2016, Amendment No. 5 filed on December 22, 2016, Amendment No. 6 filed on January 4, 2017, Amendment No. 7 filed on February 2, 2017, Amendment No. 8 filed on February 13, 2017, Amendment No. 9 filed on July 3, 2017, Amendment No. 10 filed on January 3, 2018, Amendment No. 11 filed on February 23, 2018, Amendment No. 12 filed on April 3, 2018, Amendment No. 13 filed on April 18, 2018, Amendment No. 14 filed on May 2, 2018, Amendment No. 15 filed on May 16, 2018, Amendment No. 16 filed on August 20, 2018, Amendment No. 17 filed on August 31, 2018, Amendment No. 18 filed on November 16, 2018, Amendment No. 19 filed on May 17, 2019 and Amendment No. 20 filed on July 12, 2019 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus, Cyrus GP, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 21 amends the Schedule 13D as specifically set forth herein.

Capitalized terms used in this Amendment No. 21 without being defined herein have the respective meanings given to them in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.         Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Waiver of Mandatory Redemption Letter Agreement

On July 12, 2019, the Issuer entered into the Share Exchange Agreement with FBC pursuant to which the Issuer was obligated to redeem 1,000,000 of the Series B Shares owned by FBC on or before November 13, 2020 (the “Redemption Requirement”). However, in order to assist the Issuer with maintaining its listing status on NASDAQ, FBC has decided to irrevocably waive the Redemption Requirement pursuant to Waiver of Mandatory Redemption Rights Letter Agreement (the “Letter Agreement”) attached hereto as Exhibit 99.1.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Shares from time to time and may acquire, or cause to be acquired, additional Common Shares, in each case depending on market conditions and other factors. Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.         Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 3,659,056 Common Shares outstanding after giving effect to the transactions as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on November 1, 2019.

(c) Other than the transactions reported herein, or otherwise disclosed in this Schedule 13D, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Amendment No. 21 by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Persons.

(e) Based on the number of Common Shares outstanding as of October 31, 2019, based on information contained in the Issuer’s Current Report on Form 8-K filed with the SEC on November 1, 2019, the Reporting Persons no longer beneficially owned more than 5% of the Common Shares as of such date.

ITEM 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

The Letter Agreement is filed as Exhibit 99.1 and is incorporated by reference herein.

ITEM 7.         Material to be Filed as Exhibits

Exhibit	Description

99.1	Waiver of Mandatory Redemption Letter Agreement, dated October 31, 2019, by and between Sphere 3D Corp. and FBC Holdings S.à r.l.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 1st day of November, 2019

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

FBC HOLDINGS S.á r.l.

By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders

By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

STEPHEN C. FREIDHEIM

/s/ Stephen C. Freidheim
Stephen C. Freidheim